Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial data are presented to illustrate the effect of the following equity purchase agreement (the “Acquisition”): On June 20, 2025, NVG Holdings Inc., a wholly-owned subsidiary of Vision Marine Technologies Inc. (the “Company”) entered into an equity purchase agreement (the “Purchase Agreement”) to acquire 100% of the common stock of Nautical Ventures Group Inc. (“NVG”). The Company, NVG Holdings Inc. and NVG may be referred to herein collectively as the “Parties” and separately as a “Party.” The Acquisition closed on June 20, 2025.

The following unaudited pro forma combined balance sheet data as of May 31, 2025, is presented as if the Acquisition had occurred on September 1, 2024. The following unaudited pro forma combined statements of operations data for the nine months ended May 31, 2025, and the year ended August 31, 2024, is presented as if the Acquisition occurred on September 1, 2024 and 2023, respectively.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances; however, the actual results could differ. The pro forma adjustments are directly attributable to the Merger and are expected to have a continuing impact on the results of operations of the Company. Management believes that all adjustments necessary to present fairly the unaudited pro forma combined financial statements have been made. The unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the Merger been consummated on the dates indicated and should not be construed as being representative of the Company’s future results of operations or financial position.

The acquired assets, liabilities and results of operations presented herein were derived from the audited financial statements of NVG for the year ended December 31, 2024 and the unaudited interim financial statements for the nine months ended March 31, 2025 (collectively, the “Financial Statements”).

The unaudited pro forma combined financial statements included herein constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections titled “Cautionary Note Regarding Forward-Looking Information” in the Company’s Current Report on Form 6-K which these unaudited pro forma combined financial statements are a part of and the Company’s Annual Report on Form 20-F for the year ended August 31, 2024, as filed with the Commission.

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Financial Position

As of May 31, 2025

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined
	May 31, 2025	March 31, 2025	Note 3a	Note 3b	Note 3c	Pro Forma
Assets
Current
Cash	10,891,002	2,735,835	—	—	(5,503,200)	8,123,637
Trade and other receivables	328,346	1,403,261	4,015,840	—	—	5,747,447
Income tax receivable	6,415	—	—	—	—	6,415
Inventories	7,107,318	91,405,634	—	—	—	98,512,952
Prepaid expenses and deposits	3,322,460	1,496,126	—	—	—	4,818,586
Other current assets	56,809	—	—	—	—	56,809
Total current assets	21,712,350	97,040,856	4,015,840	—	(5,503,200)	117,265,846
Right-of-use assets	175,396	1,144,505	9,593,118	—	—	10,913,019
Property and equipment	1,634,715	25,458,080	(22,869,147)	—	—	4,223,648
Goodwill and intangible assets	880,678	903,767	—	—	—	1,784,445
Deferred income taxes	97,183	—	—	—	—	97,183
Other financial assets	—	110,558	—	—	—	110,558
Total assets	24,500,322	124,657,766	(9,260,189)	—	(5,503,200)	134,394,699
Liabilities and shareholders’ equity
Current
Trade payables and accrued liabilities	4,215,887	10,482,283	—	—	(2,751,600)	11,946,570
Contract liabilities	1,099,429	5,208,878	—	—	—	6,308,307
Notes payable - floor plan	—	70,225,727	—	—	(2,751,600)	67,474,127
Current portion of lease liabilities	121,904	763,951	1,660,040	—	—	2,545,895
Current portion of long-term debt	92,520	1,023,403	(413,076)	—	—	702,847
Total current liabilities	5,529,740	87,704,242	1,246,964	—	(5,503,200)	88,977,746
Lease liabilities	54,864	479,166	7,933,077	—	—	8,467,107
Shareholder notes	—	7,646,579	—	(7,646,579)	8,254,800	8,254,800
Long-term debt	190,847	19,287,785	(18,440,230)	—	—	1,038,402
Derivative liabilities	1,838,183	—	—	—	—	1,838,183
Deferred income taxes	—	—	—	—	—	—
Total liabilities	7,613,634	115,117,772	(9,260,189)	(7,646,579)	2,751,600	108,576,238
Shareholders’ equity
Preferred stock, $0.00001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of March 31, 2025	—	—	—	—	—	—
Common stock, $0.00001 par value, 100,000,000 shares authorized, 40,000,000 shares issued and 21,505,000 shares outstanding as of March 31, 2025	—	302	—	—	(302)	—
Treasury stock	—	(3,441,838)	—	—	3,441,838	—
Voting Common stock, no-par value; unlimited shares authorized of which 1,130,746 shares are issued and outstanding as of May 31, 2025	81,066,751	—	—	—	—	81,066,751
Pre-Funded Warrants exercisable into Voting Common Shares on a one-for-one basis of which 48 warrants were issued and outstanding at May 31, 2025	38,725	—	—	—	—	38,725
Contributed surplus	12,611,783	3,069,490	—	7,646,579	(10,716,069)	12,611,783
Accumulated other comprehensive income	1,123,723	(201,310)	—	—	201,310	1,123,723
Retained earnings (Deficit)	(77,954,294)	10,113,350	—	—	(1,181,577)	(69,022,521)
Total shareholders’ equity	16,886,688	9,539,994	—	7,646,579	(8,254,800)	25,818,461
Total liabilities and shareholders’ equity	24,500,322	124,657,766	(9,260,189)	—	(5,503,200)	134,394,699

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the nine-months ended May 31, 2025

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined
	May 31, 2025	March 31, 2025	Note 3a	Note 3b	Note 3c	Pro Forma
Revenues	533,246	92,897,092	—	—	—	93,430,338
Cost of revenues	556,452	76,527,269	—	—	—	77,083,721
Gross profit (loss)	(23,206)	16,369,823	—	—	—	16,346,617
Expenses
General and administrative expenses	10,622,409	21,400,910	—	—	—	32,023,319
Depreciation and amortization	369,545	1,939,288	—	—	—	2,308,833
Net finance expense (income)	1,320,950	6,379,238	—	—	—	7,700,188
Other income (expense)	(1,703)	(569,128)	—	—	—	(570,831)
Gain on bargain purchase	—	—	—	—	(8,931,773)	(8,931,773)
	12,311,201	29,150,308	—	—	(8,931,773)	32,529,736
Income (loss) income before taxes	(12,334,407)	(12,780,485)	—	—	8,931,773	(16,183,119)
Income taxes	10,530	(1,287,845)	—	—	—	(1,277,315)
Net loss for the period	(12,344,937)	(11,492,640)	—	—	8,931,773	(14,905,804)
Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(3,325)	237,504	—	—	—	234,179
Other comprehensive income (loss), net of tax	(3,325)	237,504	—	—	—	234,179
Total comprehensive loss for the period, net of tax	(12,348,262)	(11,255,136)	—	—	8,931,773	(14,671,625)
Weighted average Voting Common Shares outstanding	608,905					608,905
Basic and diluted loss per share	(20.27)					(24.48)

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the year ended August 31, 2024

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined
	August 31, 2024	September 30, 2024	Note 3a	Note 3b	Note 3c	Pro Forma
Revenues	3,794,345	149,666,179	—	—	—	153,460,524
Cost of revenues	2,296,907	115,700,231	—	—	—	117,997,138
Gross profit (loss)	1,497,438	33,965,948	—	—	—	35,463,386
Expenses
General and administrative expenses	13,901,112	29,449,440	—	—	—	43,350,552
Depreciation and amortization	830,876	1,828,617	—	—	—	2,659,493
Goodwill impairment loss	8,704,182	—	—	—	—	8,704,182
Net finance expense (income)	(7,480,761)	8,053,234	—	—	—	572,473
Other income (expense)	(141,888)	(173,507)	—	—	—	(315,395)
Gain on bargain purchase	—	—	—	—	(8,931,773)	(8,931,773)
	15,813,521	39,157,784	—	—	(8,931,773)	46,039,532
Income (loss) income before taxes	(14,316,083)	(5,191,836)	—	—	8,931,773	(10,576,146)
Income taxes	(255,463)	(161,402)	—	—	—	(416,865)
Net loss for the period	(14,060,620)	(5,030,434)	—	—	8,931,773	(10,159,281)
Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	94,420	40,684	—	—	—	135,104
Other comprehensive income (loss), net of tax	94,420	40,684	—	—	—	135,104
Total comprehensive loss for the period, net of tax	(13,966,200)	(4,989,750)	—	—	8,931,773	(10,024,177)
Weighted average Voting Common Shares outstanding	9,161					9,161
Basic and diluted loss per share	(1,534.83)					(1,108.97)

Vision Marine Technologies Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

In Canadian Dollars

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements are based on the Company’s and NVG’s historical financials as adjusted to give effect to the pro forma adjustments necessary to reflect the Acquisition. The unaudited pro forma combined statement of operations for the nine months ended May 31, 2025, and the year ended August 31, 2024, gives effect to the Acquisition of NVG as if it had occurred on September 1, 2024 and 2023, respectively and the pro forma combined balance sheet as of May 31, 2025, gives effect to the Acquisition as if it had occurred on September 1, 2024.

2. PRELIMINARY PURCHASE PRICE ALLOCATIONS

The preliminary purchase price for NVG has been allocated to the assets acquired and liabilities assumed for purposes of this pro forma financial information based on their estimated relative fair values. The purchase price allocations herein are preliminary. The final purchase price allocations for NVG will be determined after completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed but in no event later than one year following completion of the Acquisition. Accordingly, the final Acquisition accounting adjustments could differ materially from the accounting adjustments included in the pro forma financial statements presented herein. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of purchase price allocable to goodwill and could impact the operating results of the Company following the Acquisition due to differences in purchase price allocation, depreciation and amortization related to some of these assets and liabilities.

Preliminary Purchase Price:

Converible note payable issued to the former shareholders of NVG	5,503,200
Converible note payable to be issued to the former shareholders of NVG, contingent on the outcome of certain claims against NVG	2,751,600
Total preliminary purchase consideration	8,254,800

Preliminary Purchase Price Allocation:

Cash	2,735,835
Trade and other receivables	5,419,101
Inventories	91,405,634
Prepaid expenses and deposits	1,496,126
Right-of-use assets	10,737,623
Property and equipment	2,588,933
Goodwill and intangible assets	903,767
Other financial assets	110,558
Liabilities assumed	(98,211,004)
Gain on bargain purchase	(8,931,773)
Net assets acquired	8,254,800

3. PRO FORMA ADJUSTMENTS

The unaudited pro forma combined statements of operations and balance sheets reflect the effect of the following pro forma adjustments:

a) This adjustment reflects the removal of NVG’s real estate assets at net book value along with the associated liabilities which were not part of the Acquisition. Since four of the real estate properties were subsequently leased by NVG after the removal, this adjustment also includes the right of use assets and related lease liabilities resulting from such leases.

b) This adjustment reflects the conversion of all pre-closing shareholder notes payable into contributed surplus which was a pre-closing condition per the Purchase Agreement.

c) This adjustment reflects the preliminary purchase price consideration and preliminary purchase price allocation from Note 2, as well as the cash payment of various NVG liabilities that were assumed at closing and were required to be made per the Purchase Agreement.